================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                              CSK AUTO CORPORATION
   --------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
   --------------------------------------------------------------------------
                         (Title of class of securities)


                                    125965103
   --------------------------------------------------------------------------
                                 (CUSIP number)


                               CLIFTON S. ROBBINS
                             BLUE HARBOUR GROUP, LP
                               646 STEAMBOAT ROAD
                          GREENWICH, CONNECTICUT 06830
                                 (203) 422-6540
   --------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                February 1, 2008
   --------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





================================================================================

--------------------------------------         ---------------------------------
CUSIP No. 125965103                      13D               Page 2
--------------------------------------         ---------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                 Blue Harbour Group, LP

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                                         N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     834,900
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                        0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                834,900

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              834,900
                REPORTING PERSON:
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
                EXCLUDES CERTAIN SHARES:
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        1.9%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                   PN

--------------------------------------------------------------------------------

--------------------------------------         ---------------------------------
CUSIP No. 125965103                      13D               Page 3
--------------------------------------         ---------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Blue Harbour Strategic Value
                                                   Partners Master Fund, LP

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                                         WC

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:    Cayman Islands, British
                                                         West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     559,713
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                        0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                559,713

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH             559,713*
                EACH REPORTING PERSON:
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [X]
                EXCLUDES CERTAIN SHARES:
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        1.3%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                   PN

--------------------------------------------------------------------------------


* The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

--------------------------------------         ---------------------------------
CUSIP No. 125965103                      13D               Page 4
--------------------------------------         ---------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:             Blue Harbour Institutional
                                                      Partners Master Fund, L.P.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                                         WC

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:    Cayman Islands, British
                                                         West Indies
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     275,187
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                        0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                275,187

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH             275,187*
                EACH REPORTING PERSON:
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [X]
                EXCLUDES CERTAIN SHARES:
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        0.6%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                   PN

--------------------------------------------------------------------------------


* The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP.

--------------------------------------         ---------------------------------
CUSIP No. 125965103                      13D               Page 5
--------------------------------------         ---------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                   Blue Harbour GP, LLC

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                                         N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     834,900
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                        0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                834,900

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              834,900
                 REPORTING PERSON:
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
                EXCLUDES CERTAIN SHARES:
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        1.9%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                   OO

--------------------------------------------------------------------------------

--------------------------------------         ---------------------------------
CUSIP No. 125965103                      13D               Page 6
--------------------------------------         ---------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:             Blue Harbour Holdings, LLC

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                                         N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     834,900
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                        0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                834,900

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              834,900
                EACH REPORTING PERSON:
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
                EXCLUDES CERTAIN SHARES:
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        1.9%
                 ROW (11):

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                   OO

--------------------------------------------------------------------------------

--------------------------------------         ---------------------------------
CUSIP No. 125965103                      13D               Page 7
--------------------------------------         ---------------------------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                     Clifton S. Robbins

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS                                         N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                             0

  NUMBER OF     ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     834,900
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                        0
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                834,900

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              834,900
                REPORTING PERSON:
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
                EXCLUDES CERTAIN SHARES:
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        1.9%
                 (11):

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                   IN

--------------------------------------------------------------------------------

This Amendment No. 2 (the "Amendment") amends the Statement on Schedule 13D filed on January 26, 2006 (the "Original Filing") by the Original Reporting Persons, which Original Filing was subsequently amended by Amendment No. 1 filed on July 17, 2006 (the "First Amendment" and, together with the Original Filing, the "Statement") by the Reporting Persons, and is filed by and on behalf of the Reporting Persons with respect to the common stock, par value $0.01 per share ("Common Stock"), of CSK Auto Corporation, a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filings of the Statement.

ITEM 2. IDENTITY AND BACKGROUND. Item 2 of the Statement is hereby amended, with effect from the date of this Amendment, by replacing the second paragraph of
Item 2 with the following:

      The address of the principal office of each of Manager, the Fund, BHIP, Manager GP and Fund GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address. Mr. Robbins is the Chief Executive Officer of Manager.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

            (a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. As of the close of business on February 1, 2008, the Fund beneficially owned 559,713 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock and BHIP beneficially owned 275,187 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock (such percentages being based on 44,030,484 shares of Common Stock outstanding as of December 17, 2007 as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 4, 2007). As of the close of business on February 1, 2008, the 834,900 shares of Common Stock beneficially owned, in aggregate, by the Funds, which shares of Common Stock may be deemed to be beneficially owned by each of Manager, the Fund GP, Manager GP, and Mr. Robbins, represent approximately 1.9% of the outstanding shares of Common Stock (such percentage being based on 44,030,484 shares of Common Stock outstanding as of December 17, 2007 as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 4, 2007).

            The Fund is the direct owner of 559,713 shares of Common Stock reported on this Statement and BHIP is the direct owner of 275,187 shares of Common Stock reported on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Manager, as the investment manager of the Funds, Fund GP, as general partner of the Funds, Manager GP, as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Funds. Manager, Fund GP, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes. The Fund and BHIP each disclaim beneficial ownership of the shares held directly by each other.

            (c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were effected in the open market, unless otherwise noted. The Funds have also entered into, and may from time to time enter into, purchases and sales of Common Stock between each other.

                                                Number of     Price Per
   Reporting Person       Date     Transaction    Shares        Share
   ----------------       ----     -----------    ------        -----
   Fund               12/12/2007   Sale            6,000        $9.05
   Fund               12/12/2007   Sale            9,600        $9.05
   Fund               12/12/2007   Sale            16,100       $9.01
   Fund               12/12/2007   Sale            19,400       $8.98
   Fund               12/12/2007   Sale            66,795       $6.62
   Fund               12/12/2007   Sale            41,400       $6.62
   Fund               12/12/2007   Sale            129,105      $6.62
   Fund               12/13/2007   Sale            38,595       $5.74
   Fund               12/13/2007   Sale            7,505        $5.74
   Fund               02/01/2008   Sale            6,595        $9.05
   Fund               02/01/2008   Sale            49,300       $9.05
   Fund               02/01/2008   Sale            13,900       $9.05
   Fund               02/01/2008   Sale            4,400        $9.05
   Fund               02/01/2008   Sale            105,000      $9.05
   Fund               02/01/2008   Sale            100,000      $9.05
   Fund               02/01/2008   Sale            100,300      $9.05
   Fund               02/01/2008   Sale            92,125       $9.05
   Fund               02/01/2008   Sale            135,375      $8.94
   Fund               02/01/2008   Sale            114,000      $8.94
   Fund               02/01/2008   Sale            185,804      $8.94
   Fund               02/01/2008   Sale            190,666      $8.94
   Fund               02/01/2008   Sale            244,026      $9.03
   Fund               02/01/2008   Sale            65,804       $8.95
   Fund               02/01/2008   Sale            11,300       $8.95
   Fund               02/01/2008   Sale            64,200       $8.95
   Fund               02/01/2008   Sale            250,000      $8.95
   Fund               02/01/2008   Sale            4,700        $8.95
   Fund               02/01/2008   Sale            150,000      $8.95
   Fund               02/01/2008   Sale            81,500       $8.95
   Fund               02/01/2008   Sale            84,237       $8.95

                                                Number of     Price Per
   Reporting Person       Date     Transaction    Shares        Share
   ----------------       ----     -----------    ------        -----
   BHIP               12/12/2007   Sale            2,100        $9.05
   BHIP               12/12/2007   Sale            2,300        $9.05
   BHIP               12/12/2007   Sale            4,600        $9.01
   BHIP               12/12/2007   Sale            5,600        $8.98
   BHIP               12/12/2007   Sale            5,800        $6.62
   BHIP               12/12/2007   Sale            61,900       $6.62
   BHIP               12/13/2007   Sale            13,200       $5.74
   BHIP               02/01/2008   Sale            31,300       $9.05
   BHIP               02/01/2008   Sale            1,500        $9.05
   BHIP               02/01/2008   Sale            37,500       $9.05
   BHIP               02/01/2008   Sale            10,100       $9.05
   BHIP               02/01/2008   Sale            27,780       $9.05
   BHIP               02/01/2008   Sale            75,825       $8.94
   BHIP               02/01/2008   Sale            23,996       $8.94
   BHIP               02/01/2008   Sale            43,734       $8.94
   BHIP               02/01/2008   Sale            55,974       $9.03
   BHIP               02/01/2008   Sale            163,259      $8.95


            (d)   Not applicable.

            (e) The Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock on February 1, 2008.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



February 4, 2008                    BLUE HARBOUR GROUP, LP

                                       By:  Blue Harbour Holdings, LLC, its
                                            general partner

                                           By:  /s/  Clifton S. Robbins
                                              ----------------------------------
                                           Name:  Clifton S. Robbins
                                           Title: Managing Member


February 4, 2008                    BLUE HARBOUR STRATEGIC VALUE
                                    PARTNERS MASTER FUND, LP

                                       By:  Blue Harbour GP, LLC,  its general
                                            partner

                                           By:  /s/  Clifton S. Robbins
                                              ----------------------------------
                                           Name:  Clifton S. Robbins
                                           Title: Managing Member


February 4, 2008                    BLUE HARBOUR INSTITUTIONAL
                                    PARTNERS MASTER FUND, L.P.

                                       By:  Blue Harbour GP, LLC,  its general
                                            partner

                                           By:  /s/  Clifton S. Robbins
                                              ----------------------------------
                                           Name:  Clifton S. Robbins
                                           Title: Managing Member


February 4, 2008                    BLUE HARBOUR GP, LLC

                                    By:  /s/  Clifton S. Robbins
                                       ----------------------------------
                                    Name:  Clifton S. Robbins
                                    Title: Managing Member


February 4, 2008                    BLUE HARBOUR HOLDINGS, LLC

                                    By:  /s/  Clifton S. Robbins
                                       ----------------------------------
                                    Name:  Clifton S. Robbins
                                    Title: Managing Member


February 4, 2008                       /s/  Clifton S. Robbins
                                    -------------------------------------
                                    Name:   Clifton S. Robbins